Buenos Aires, June 26th, 2020.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:    Relevant Event. Credit rating of the company´s bonds

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”) in order to inform that, in line with the review of the Argentinian sovereign credit rating, Fitch Ratings resolved to review the credit rating of the Company´s bonds with maturity date in 2023, 2027 and 2029 (the “Bonds”) in an international scale, from “CCC+” to “CCC”.

Sincerely,

________________________________

Victoria Hitce

Head of Market Relations